FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* RAY, GENE W.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION TTN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 16, 2003
(Street) SAN DIEGO, CA 92121		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock in 401(k) Plan								76,479(1)	I	401(k) Plan
Common Stock in ESOP								12,541(1)	I	ESOP Trust
Common Stock								10,000(1)	I	Family Trust
Common Stock	04/16/03	04/16/03	M		269(2)	A	$2.416
Common Stock	04/16/03	04/16/03	M		52,702(3)	A	$2.509
Common Stock	04/16/03	04/16/03	F		18,716(4)	D	$7.10(4)	373,241	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	$2.416	04/16/03	04/16/03	M			269(2)	(5)	05/20/03	Common Stock	269
Employee Stock Options (right to buy)	$2.509	04/16/03	04/16/03	M			52,702(3)	(6)	10/21/03	Common Stock	52,702		1,501,571	D

Explanation of Responses:

(1) Amounts carried forward from Form 4 previously filed by the reporting person for February 28, 2003.
(2) Represents the exercise of a stock option granted to the reporting person by the issuer on May 20, 1993 with the shares resulting from the exercise being held by the reporting person.
(3) Represents the exercise of a stock option granted to the reporting person by the issuer on October 21, 1993 with the shares resulting from the exercise being held by the reporting person.
(4) Represents shares owned by the reporting person used to pay the exercise price for acquisition of shares underlying the options detailed in footnotes 2 and 3 above.
(5) The stock option vested in four equal installments on May 20, 1994, 1995, 1996 and 1997.
(6) The stock option vested in four equal installments on October 21, 1994, 1995, 1996 and 1997.

By: /s/ Gene W. Ray Matthew G. Colvin, Attorney-in-Fact **Signature of Reporting Person	April 18, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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                                POWER OF ATTORNEY

                         For Executing Forms 3, 4 and 5

Know all by these presents that the undersigned hereby constitutes and appoints each Cheryl L. Barr and Matthew G. Colvin, signing singly, his true and lawful attorney-in-fact to:

 1) Execute for and on behalf of the undersigned Forms 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

 2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 and execute any amendment or amendments thereto and the timely filing of such form with the United States Securities and Exchange Commission and any
other authority; and

 3) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, or in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

 The undersigned hereby grants to each such attorney-in-fact, full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities
Exchange Act of 1934.

 IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of April 2003.

    /s/ Gene W. Ray

    Gene W. Ray

Subscribed and sworn to before me on this 18th day of April 18, 2003

State of California )

                    ) ss.

County of San Diego )

                        /s/ Mary E. Coleman

Notary Public Seal      Signature of Notary Public